Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-000000) and related Prospectus of AV Homes, Inc. for the registration of $300,000,000 in common stock, preferred stock and debt securities and to the incorporation by reference therein of our report dated March 4, 2016, except for paragraph 2 of Note 1, as to which the date is June 15, 2016, with respect to the consolidated financial statements of AV Homes, Inc. and subsidiaries included in its Current Report on Form 8-K dated June 15, 2016, and our report dated March 4, 2016, with respect to the effectiveness of internal control over financial reporting of AV Homes, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Phoenix, Arizona

June 16, 2016